                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 1999




                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F        / X /            Form 40-F        /  /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes              /  /             No               / X /


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 16 Pages

                        Exhibit Index Appears on Page 12

                               GENTIA SOFTWARE PLC
                                    FORM 6-K


                                TABLE OF CONTENTS


                                                                                                                  Page

Financial Information:

Condensed  Consolidated  Balance Sheets as of September 30, 1999  (Unaudited)
and December 31, 1998 (Audited)                                                                                     3

Condensed Consolidated Statements of Operations for the three months and nine
months ended September 30, 1999 and 1998 (Unaudited)                                                                4

Condensed  Consolidated  Statements  of Cash Flows for the nine months
Ended September 30, 1999 and 1998 (Unaudited)                                                                       5

Notes to Condensed Consolidated Financial Statements (Unaudited)                                                    6

Management's Discussion and Analysis of Financial Condition and Results of Operations.                              7

Exhibit             Index                                                                                          12
Exhibit A.          Third Quarter Press Release                                                                    13


                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                    September 30,         December 31,
                                                                        1999                  1998
                                                                    -------------         ------------
                                                                     (Unaudited)            (Audited)
                                                                               (In Thousands)
                                                                              US$                US$
ASSETS
    Current assets:
           Cash and cash equivalents ..........................          $    760           $  5,314
           Accounts receivable, net of allowances of $4,329
              ( Dec 31, 1998 - $3,801) ........................             6,575             10,565
           Prepaid expenses and other current assets ..........             1,087              1,363
           Tax recoverable ....................................                 0                212
                                                                         --------           --------
Total current assets ..........................................          $  8,422           $ 17,454

    Property and equipment, net ...............................             1,542              2,192
    Intangible assets:
         Purchase software, net of amortization of $478
                  (Dec 31, 1998 - $25) ........................             2,131              2,585
         Goodwill on acquisition, net of amortization of $2,156
                  (Dec 31, 1998 - $1,764) .....................             3,961              4,317
                                                                         --------           --------
Total assets ..................................................          $ 16,056           $ 26,548
                                                                         ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Current portion of lease obligations ...............          $     57           $     78
           Accounts payable ...................................             2,902              2,203
           Accrued liabilities ................................             3,337              3,778
           Deferred revenues ..................................             3,678              4,754
           Other accounts payable .............................             1,232              1,766
           Short Term Loans ...................................             1,060               --
                                                                         --------           --------
Total current liabilities .....................................          $ 12,266           $ 12,579

    Non current liabilities:
           Deferred taxation ..................................              --                 --
           Long-term portion of lease obligations .............               121                 59
                                                                         --------           --------
Total Liabilities .............................................          $ 12,387           $ 12,638


    Shareholders' equity:
           Ordinary shares ....................................             2,454              2,445
           Additional paid-in capital .........................            28,885             28,881
           Retained (deficit) .................................           (26,772)           (16,837)
           Cumulative translation adjustment ..................              (898)              (579)
                                                                         --------           --------
Total shareholders' equity ....................................          $  3,669           $ 13,910
                                                                         --------           --------

Total liabilities and shareholders' equity ....................          $ 16,056           $ 26,548
                                                                         ========           ========



                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                Three Months Ended                     Nine Months Ended
                                                          --------------------------------      --------------------------------
                                                           September 30,      September 30,      September 30,      September 30,
                                                                1999              1998                1999              1998
                                                          -------------- --- -------------      -------------- --- -------------

                                                                US$               US$                 US$               US$
Revenues:
     License ....................................          $  2,760          $  4,419           $  7,420           $ 12,076
     Services and other .........................             3,367             3,588             10,610              9,587
                                                           --------          --------           --------           --------
                                                              6,127             8,007             18,030             21,663

Cost of revenues:
     License ....................................               575               452              1,575                999
     Services and other .........................             1,523             2,140              6,441              5,967
                                                           --------          --------           --------           --------
                                                              2,098             2,592              8,016              6,966

Gross profit ....................................             4,029             5,415             10,014             14,697

Operating expenses:
     Sales and marketing ........................             2,134             4,351             10,570             12,641
     Research and development ...................               948             1,512              4,082              5,185
     General and administrative .................               632             1,106              2,646              3,209
     Restructuring costs ........................              --                --                1,876               --
     Goodwill amortization ......................               260               153                844                383
                                                           --------          --------           --------           --------
Total operating expenses ........................             3,974             7,122             20,018             21,418

Income / (loss) from operations .................                55            (1,707)           (10,004)            (6,721)
Other income ....................................              --                 144                 69                605
                                                           --------          --------           --------           --------
Income / (loss) before provision for income taxes                55            (1,563)            (9,935)            (6,116)

Provision for income ............................              --                --                 --                 --
taxes

                                                           --------          --------           --------           --------
Net income / (loss) .............................          $     55          $ (1,563)          $ (9,935)          $ (6,116)
                                                           ========          ========           ========           ========

Basic income / (loss) per share .................          $   0.01          $  (0.15)          $  (0.97)          $  (0.62)
Diluted income / (loss) per share ...............          $   0.01          $  (0.15)          $  (0.94)          $  (0.62)

     Shares used to compute basic EPS ...........            10,232            10,116             10,232              9,874
     Shares used to compute diluted EPS .........            10,560            10,116             10,560              9,874




                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                                                                           Nine Months Ended
                                                                                  ---------------------------------
                                                                                  September 30,       September 30,
                                                                                      1999                1998
                                                                                  -------------       -------------
                                                                                            (In Thousands)

                                                                                           US$                US$
CASH FLOWS FROM OPERATING ACTIVITIES
         Net (loss) ........................................................          ($ 9,935)          $ (6,116)

         Adjustments to reconcile net (loss) to net cash (used in) operating activities:
                  Depreciation .............................................               833                703
                  Goodwill amortization ....................................               844                383
                  (Gain) on disposal of assets .............................                (4)                 2
                  Loss on disposal of subsidiary ...........................                 2               --
                  Changes in operating assets and liabilities:
                      Accounts receivable ..................................             3,462             (3,735)
                      Provision for bad debts ..............................               528               (429)
                      Prepaid expenses and other receivables ...............               488               (382)
                      Accounts payable .....................................               699                631
                      Accrued liabilities and other expenses ...............              (975)               464
                      Deferred revenues ....................................            (1,076)               709
                                                                                      --------           --------
Net cash (used in) operating activities ....................................            (5,134)            (7,770)
                                                                                      --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES:

         Cost of acquisition ...............................................              --               (1,032)
         Proceeds on sale of assets ........................................                69                 25
         Proceeds on sale of subsidiary ....................................               202               --
         Purchases of assets ...............................................              (378)            (1,060)
                                                                                      --------           --------
Net cash used in investing activities ......................................              (107)            (2,067)
                                                                                      --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES:

         Net proceeds on shares issued .....................................                13                572
         Short term loan acquired ..........................................             1,060
         Generation (repayment) of capital lease obligations ...............                41                (74)
                                                                                      --------           --------
Net cash provided by financing activities ..................................             1,114                498
                                                                                      --------           --------

         Effect of exchange rate changes on cash ...........................              (427)               (92)
                                                                                      --------           --------

         Net (decrease) in cash ............................................            (4,554)            (9,431)

         Cash at beginning of period .......................................             5,314             20,332
                                                                                      --------           --------

         Cash at end of period .............................................          $    760           $ 10,901
                                                                                      ========           ========

                             See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is a leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions.

BASIS OF PRESENTATION
The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

INTERIM FINANCIAL INFORMATION
The financial information at September 30, 1999 and the results of operations for the three months and nine months ended September 30, 1999, and 1998 are unaudited but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended September 30, 1999 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

PRINCIPLES OF CONSOLIDATION
The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE
The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PER SHARE INFORMATION
Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

The Company is involved in one material legal action relating to patent issues in the United States. While the outcome of this matter is currently not determinable, the Company is vigorously pursuing its defence and is confident that it will prevail in the litigation.

3 SALE OF SUBSIDIARY

The Company sold its Australian subsidiary, (Gentia Software Pacific (Pty) Ltd) effective August 31,1999 for a consideration of US$202,000. The Company made a profit on the sale of the subsidiary of UD$101. The Company has entered into an agency agreement with the purchasers who will continue to sell the Gentia products on the Company's behalf.

                               GENTIA SOFTWARE PLC

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS
                        ENDED SEPTEMBER 30, 1999 AND 1998


THREE MONTHS ENDED SEPTEMBER 30, 1999 AND THREE MONTHS ENDED SEPTEMBER 30, 1998.

REVENUES

Revenues were $6.1 million in the 3 months ended September 30, 1999, a decrease of approximately 23.5% compared to revenues of $8.0 million for the 3 months ended September 30, 1998. The decrease is attributed to the decrease in license revenue sales in the 3 months ended September 30, 1999. License revenues were $2.8 million in the 3 months ended September 30, 1999, a decrease of 37.5% compared to license revenues of $4.4 million for the 3 months ended
September 30, 1998. The decrease in license revenue is a result of the Company's global restructuring program within world-wide sales, which commenced in December 1998. The Company has now achieved three consecutive quarters of $6.0 million total revenue and licensed revenues increased 17% for the three months ended September 30, 1999 compared to the three months ended June 30, 1999. Services and other revenues were $3.4 million in the 3 months ended September 30, 1999 a decrease of approximately 6.2% compared to $3.6 million for the 3 months ended September 30, 1998. The decrease can be attributed to the sale of the South African operation in June 1999 and the Australian operation in August 1999. We anticipate service revenues to decline further in the three months ended December 31, 1999 as a result of the full quarter effects of the sale of the Australian operation combined with the impact of additional vacation due to the millennium. Services and other revenue comprised 55.0% of total revenues for the three months ended September 30, 1999, compared to 44.8% for the three months ended September 30, 1998. The change is attributable to a decrease in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $4.0 million or 65.8% of revenues for the 3 months ended September 30, 1999, compared to $5.4 million or 67.6% revenues for the 3 months ended September 30, 1998. The decrease in gross margin is attributed to the lower gross margin percentage achieved on license revenue sales. Gross margins on license revenue decreased from 89.8% for the three months ended September 30, 1998 to 79.2% for the same period in 1999. The decrease is attributed to a move towards increased channel sales and resultant lower gross margins on license revenue. Margins on service and other revenues increased to 54.8% for the three months ended September 30, 1999, compared to 40.4% for the same period in 1998. The increase can be attributed to improved utilisation of our consulting group as well as the cost savings made from the changes to our support services.

SALES AND MARKETING

Sales and marketing costs were $2.1 million in the 3 months ended September 30, 1999. A decrease of 51.0% compared to $4.4 million in the 3 months ended September 30, 1998. The decrease in expenditure is attributed to the strategic actions taken through the restructure program. The costs savings are attributed to a reduction in head count in the sales and marketing organization, centralization of the world-wide marketing function and sale of the Australian and South African operation. Following the sale of both the Australian and South African operations, both have subsequently been converted to agencies and as such continue to sell products on behalf of the Company. These operations can now only contribute positively to the bottom line. The Company has commenced an aggressive direct sales recruitment program, primarily in our United States market place, and has implemented targeted and focused direct market lead generating events. We do not anticipate a significant element of costs relating to these activities will be seen until quarter one of 2000 and as such we expect the sales and marketing costs to remain relatively flat for the three months ended December 30, 1999.

RESEARCH AND DEVELOPMENT

Research and development costs were $0.9 million in the 3 months ended
September 30, 1999, lower than the $1.5 million recorded in the 3 months ended September 30, 1998. The decrease in research and development costs can be attributed to the costs savings relating to reduction in legal costs relating to the Arbour dispute and consolidation of facilities. It is anticipated that the Company's research and development costs will remain constant in the next quarter and will then be increased in line with future revenues. The increased expenditure will relate to the development of new applications. During the quarter, our R&D investments will focus on adding intelligence into our existing applications along with building the new intelligent analytical applications that complement these existing applications. The Company's research and development expenditure is predominantly incurred in pounds sterling.


OTHER INCOME

Other income reduced from $144,000 in the 3 months ended September 30,1998 to zero in the three months ended September 30, 1999. The decrease is due to lower operating cash levels for the period. Other income was primarily interest income earned on bank deposits in the prior periods.

                               GENTIA SOFTWARE PLC

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS
                        ENDED SEPTEMBER 30, 1999 AND 1998


NINE MONTHS ENDED SEPTEMBER 30, 1999 AND NINE MONTHS ENDED SEPTEMBER 30, 1998.

REVENUES

Revenues were $18.0 million in the 9 months ended September 30, 1999, a decrease of approximately 16.8% compared to revenues of $21.7 million for the 9 months ended September 30, 1998. The decrease in revenues is due to the decrease in license revenue sales in 1999. License revenues were $7.4 million in the 9 months ended September 30, 1999, a decrease of 38.6% compared to license revenues of $12.1 million for the 9 months ended September 30, 1998. The Company has achieved constant revenue levels in 1999 averaging $6.0 million per quarter in 1999, down from $7.2 million average in 1998. The decrease in license revenue sales is a result of the Company's global restructuring program within world-wide sales, which commenced in December 1998. Services and other revenues were $10.6 million in the 9 months ended September 30, 1999 an increase of approximately 10.7% compared to $9.6 million for the 9 months ended
September 30, 1998. Last years first and second quarter results did not include the full benefit of the acquisition of the TCMS business that was acquired in late May 1998. Services and other revenue comprised 58.8% of total revenues for the nine months ended September 30,1999, compared to 44.3% for the nine months ended September 30, 1998. The change is attributable to a decrease in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $10.0 million or 55.5% of revenues for the 9 months ended September 30, 1999, compared to $14.7 million or 67.8% of revenues for the 9 months ended September 30, 1998. The decrease in gross profit margin is attributed to the lower margin percentage achieved on license revenue sales. Gross profit margins on license revenue decreased from 91.7% for the nine months ended September 30, 1998 to 78.8% for the nine months ended September 30, 1999. This decrease is attributable to a move towards channel sales in the 9 months ended September 30, 1999. Gross profit margin on service and other revenue increased from 37.8% for the nine months ended September 30, 1998 to 39.3% for the same period in 1999. The increase can be attributed to improved utilisation of our consulting group as well as the cost savings made from the changes to our support services.

SALES AND MARKETING

Sales and marketing costs were $10.6 million in the 9 months ended September 30, 1999, a decrease of 16.4% compared to $12.6 million in the 9 months ended September 30, 1998. Excluding the provision for doubtful accounts of $1.7 million made in the three months ended June 30, 1999 the sales and marketing expenditure is reduced to $9.0 million for the nine months ended September 30, 1999. The decrease in expenditure is attributed to the strategic actions taken through the restructure program. The cost savings are attributable to a reduction in head count in the sales and marketing organization, centralization of the world-wide marketing function and sale of the Australian and South African operation. Following the sale of both the Australian and South African operations, both have subsequently been converted to agencies and as such continue to sell products on behalf of the Company. These operations can now only contribute positively to the bottom line. The Company has commenced an aggressive direct sales recruitment program, primarily in our United States market place, and has implemented targeted and focused direct market lead generating events. We do not anticipate a significant element of costs relating to these activities will be seen until quarter one of 2000 and as such we expect the sales and marketing costs to remain relatively flat for the three months ended December 30, 1999.

RESEARCH AND DEVELOPMENT

Research and development costs were $4.1 million in the 9 months ended
September 30, 1999, lower than the $5.2 million recorded in the 9 months ended September 30, 1998. The decrease in research and development costs can be attributed to the costs savings relating to reduction in legal costs relating to the Arbour dispute and consolidation of facilities. It is anticipated that the Company's research and development costs will remain constant in the next quarter and will then be increased in line with future revenues. The increased expenditure will relate to the development of new applications. During the quarter, our R&D investments will focus on adding intelligence into our existing applications along with building the new intelligent analytical applications that complement these existing applications. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $2.6 million in the 9 months ended September 30, 1999, compared to $3.2 million for the 9 months ended
September 30, 1998. The reduction in costs can be attributed to the centralisation of the finance function in the United Kingdom with significant savings being made through the closure of facilities and termination of staff.

OTHER INCOME

Other income was $69,000 in the 9 months ended September 30, 1999 compared to $605,000 in the 9 months ended September 30,1998. Other income was primarily interest income earned on bank deposits.

RESTRUCTURING COSTS AND PROVISION

In three months ended December 30, 1998 the Company wrote off $2.9 million in restructuring costs. The restructure cost comprised employee severance of $618,000, goodwill impairment of $733,000 and facility closure costs and costs to exit certain businesses of $1,5 million. In the three months ended March 30, 1999 the Company provided a further $500,000 for employee severance costs. In the three months ended June 30, 1999 the Company provided a further $1.4 million restructure charge comprised of $1,1 million for employee severance and $300,000 for facility closure costs.

Of the provisions made $714,000 remains of the severance provision and $502,000 of the facility closure provision.

NASDAQ LISTING

The Company has been notified that it no longer meets the listing requirements for the Nasdaq National Market System. The Company is exploring options that will enable it to maintain its National Market listing in addition to other listing alternatives such as the Nasdaq Small Cap.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 1999, the Company had cash and cash equivalents of $760,000 compared to $5.3 million at December 31, 1998. In the nine months ended September 30, 1999 the Company's operating activities consumed cash of $5.1 million compared to $7.8 million in the nine months ended September 30, 1998.

Accounts receivable at September 30, 1999 were $6.6 million, a decrease of 37.8% compared to $10.6 million at December 31, 1998. This decrease reflects the improved accounts receivable days, lower levels of license revenue relative to 1998 and the additional provision of $1.7 million for doubtful receivables made in the three months ended June 30, 1999.

Investing activities utilized $107,000 in the nine months ended September 30, 1999 compared to the utilization of $2.1 million in the nine months ended September 30, 1998. Investing activities primarily represent the proceeds on the sale of the subsidiaries of $202,000 and the purchase of assets of $378,000.

Financing activities generated $1.1 million in the nine months ended September 30, 1999 compared to $498,000 in the nine months ended September 30, 1998. The increased in funds primarily represents a short loan of $1.1 million. This loan is currently being converted to equity through the relevant registration process.

The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets, cash collection targets, raising additional sources of short term finance and containing operating expenses. The Company has, at times in the past, been unable to meet similar targets, particularly license revenue targets. There can be no assurance that the Company will meet its projected revenue targets and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

This Report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Report (or incorporated herein by reference) regarding the Company's financial position and business strategy may constitute forward-looking statements. Although the Company believes that the expectations reflected in, and the assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are included in the documents filed by the Company with the Securities and Exchange Commission, including the matters contained in the caption "Business Factors" in the Company's most recent Annual Report on Form 20-F. In light of the foregoing, readers of this Report are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the nine months ended September 30, 1999, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                               GENTIA SOFTWARE plc





                                                    By: /s/ Nicholas P.S. Bray

                                                    Nicholas P. S. Bray
                                                    Chief Financial Officer


Date: November 19, 1999

EXHIBIT INDEX


                                                                           Page
Exhibit A            Third Quarter Press Release - (1999)                   13